a2a
energie in comune

09046327

SEC Mail Processing
Section

JUN 08 2009

Washington, DC
110

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 3, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

dlw 6/15

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE

A2A S.P.A.: SHAREHOLDER'S MEETING

Brescia, 3 June 2009 – A2A S.p.A. Shareholder's Meeting met today approved the proposal to distribute a dividend amounting to 0.097 euros per share will be payable with effect from June 25, 2009, with coupon n.11 detachment on June 22, 2009. The dividend is not up any tax credit and, depending on the beneficiary, is subject to withholding tax on a tax measure that contributes in part to the entire income tax.

The A2A Shareholders' Meeting has also decided the dismissal of six members of the Supervisory Board, i.e. Renzo Capra, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota and Giovanni Rizzardi and consequently the entire Supervisory Board ceases to hold office pursuant to section 21.4 of the company's by-laws. Therefore, the A2A Shareholders' Meeting appointed for three financial years, with the voting list mechanism, the new Supervisory Board (*"Consiglio di Sorveglianza"*) consisting of the following 15 members:

Graziano Tarantini - President
Rosario Bifulco - Vice President
Alberto Cavalli
Adriano Bandera
Bruno Caparini
Gianni Castelli
Enrico Mattinzoli
Stefano Grassani
Franco Tamburini
Marco Miccinesi
Norberto Rosini
Giorgio Maria Filiberto Sommariva
appointed from the list submitted jointly by the Municipality of Brescia (*"Comune di Brescia"*) and the Municipality of Milan (*"Comune di Milano"*), which, in the aggregate, hold (directly or indirectly through subsidiaries) a 54.991% share of the company's share capital;
Antonio Matteo Taormina
Massimo Perona
appointed from the list submitted by the minority shareholder Atel Italia Holding S.r.l.;
Giambattista Brivio
appointed from the list submitted jointly by the minority shareholders Carlo Tassara S.p.A. and Energia e Servizi S.r.l.

Marco Miccinesi and Norberto Rosini are registered in the *Registro dei Revisori Contabili* (registered auditors).

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu